Exhibit 12.01

CITIGROUP INC.

CALCULATION OF RATIO OF INCOME TO FIXED CHARGES

						Three Months Ended
	Year ended December 31,					March 31,
In millions of dollars, except for ratios	2009 (1)(2)(3)(4)	2008 (1)(2)(3)	2007 (1)(2)(3)	2006 (2)(3)(4)(5)	2005 (2)(3)(4)(5)	2010(1)(2)(3)(4)	2009(1)(2)(3)
EXCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense (other than interest on deposits)	$17,530	$33,027	$48,387	$34,743	$22,298	$4,189	$4,840
Interest factor in rent expense	522	734	623	556	502	123	142
Total fixed charges	$18,052	$33,761	$49,010	$35,299	$22,800	$4,312	$4,982

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(7,799)	$(52,355)	$646	$28,489	$28,557	$5,285	$2,529
Fixed charges (excluding preferred stock dividends)	18,052	33,761	49,010	35,299	22,800	4,312	4,982
Total income	$10,253	$(18,594)	$49,656	$63,788	$51,357	$9,597	$7,511

Ratio of income to fixed charges excluding interest on deposits	NM	NM	1.01	1.81	2.25	2.23	1.51

INCLUDING INTEREST ON DEPOSITS:

Fixed Charges
Interest expense	$27,721	$52,750	$75,958	$55,683	$35,631	$6,291	$7,657
Interest factor in rent expense	522	734	623	556	502	123	142
Total fixed charges	$28,243	$53,484	$76,581	$56,239	$36,133	$6,414	$7,799

Income
Income from continuing operations before taxes, minority interest and cumulative effect of accounting changes	$(7,799)	$(52,355)	$646	$28,489	$28,557	$5,285	$2,529
Fixed charges (excluding preferred stock dividends)	28,243	53,484	76,581	56,239	36,133	6,414	7,799
Total income	$20,444	$1,129	$77,227	$84,728	$64,690	$11,699	$10,328

Ratio of income to fixed charges including interest on deposits	NM	NM	1.01	1.51	1.79	1.82	1.32

(1) On May 1, 2009, Citigroup announced an agreement to sell its Nikko Cordial Securities to Sumitomo Mitsui Banking Corporation (hereafter SMBC). Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(2) On July 11, 2008, the Company announced an agreement to sell its German retail banking operations to Credit Mutuel. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income. The calculation of the ratio of income to fixed charges excludes discontinued operations.  Prior periods have been restated on a comparable basis.

(3) On April 17, 2008, Citigroup announced an agreement to sell most of Citigroup’s CitiCapital business unit to GE Capital. Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.  The calculation of the ratio of income to fixed charges excludes discontinued operations. Prior periods have been restated on a comparable basis.

(4) On December 1, 2005, Citigroup completed the sale of substantially all of Citigroup’s Asset Management Business to Legg Mason, Inc.  Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.

(5) On July 1, 2005, Citigroup completed the sale of Citigroup’s Travelers Life & Annuity and substantially all of Citigroup’s international insurance businesses to MetLife, Inc.  Citigroup reports these businesses separately as discontinued operations in the Company’s Consolidated Statement of Income.